As filed with the Securities and Exchange Commission on March 17, 2004

Registration No. 333-112172

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

DREXLER TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	77-0176309
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1077 Independence Avenue

Mountain View, California 94043-1601

(650) 969-7277

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RICHARD M. HADDOCK

Co-Chief Executive Officer

DREXLER TECHNOLOGY CORPORATION

1077 Independence Avenue

Mountain View, California 94043-1601

(650) 969-7277

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

STEPHEN M. WURZBURG

Pillsbury Winthrop LLP

2475 Hanover Street

Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee (3)

Common stock, $.01 par value per share	1,087,521 shares	$16.02	$17,422,087	$$1,410

(1)	This amount includes 296,349 shares of common stock issuable upon the exercise of options or warrants by the selling stockholders.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sale prices of the Registrant’s Common Stock on the Nasdaq National Market on January 15, 2004.
(3)	A filing fee in the amount of $1,410 was paid in connection with the registrant’s initial filing on January 24, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated March 17, 2004

PROSPECTUS

1,087,521 Shares

DREXLER TECHNOLOGY CORPORATION

Common Stock

The selling stockholders identified in this prospectus may sell up to 1,087,521 shares of our common stock. They acquired these shares, or warrants to purchase these shares, from us during December 2003. The selling stockholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

The selling stockholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “DRXR.” The last reported sale price of our common stock on the Nasdaq National Market on January 22, 2004 was $16.45 per share.

Our address is 1077 Independence Avenue, Mountain View, California 94043. Our phone number is (650) 969-7277

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 1 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2004.

i

You should read carefully the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision. A reference to we, us, our, Drexler or DRXR in this prospectus means Drexler Technology Corporation.

DREXLER TECHNOLOGY CORPORATION

We develop, manufacture, and market optical data storage products and systems featuring LaserCard optical memory cards and chip-ready Smart/Optical cards. LaserCard optical memory cards are used for digital governance applications such as immigration, border crossing visas, cargo manifests, motor vehicle registration, multi-biometric identification cards, and other digital read/write card applications. LaserCard Systems Corporation, our wholly owned subsidiary, makes optical card read/write drives, develops optical card software, and markets optical cards, read/write drives, and related systems.

A more detailed description of our business can be found in our most recent annual report on Form 10-K, as amended.

We were incorporated in California in 1968 and reincorporated in Delaware in 1987.

LaserCard® and Drexon® are our registered trademarks. Smart/Optical™ card, LaserCard®, ConciergeCard™, and LaserBadge™ are our other trademarks. We may also refer to the trademarks of other corporations and organizations in this prospectus.

RISK FACTORS

Investing in Drexler common stock involves a high degree of risk. You should read and consider carefully the following factors before making an investment decision.

OUR CURRENT AND FUTURE EXPECTED REVENUES ARE DERIVED FROM A SMALL NUMBER OF ULTIMATE CUSTOMERS SUCH THAT THE LOSS OF ANY ONE ULTIMATE CUSTOMER COULD MATERIALLY REDUCE OUR REVENUES AND LEAD TO LOSSES.

During fiscal 2004 and each of the previous two fiscal years, we have derived more than 80% of our revenues from two U.S. government programs and two foreign government programs. Due to the lengthy sales cycles, we believe that these programs, with perhaps the addition of one or two other foreign programs, will be the basis for a substantial majority of our revenues in the near-term. The loss of any one customer due to program cutbacks, competition, or other reasons would materially reduce our revenue base. Annual or quarterly losses would occur if there are material gaps or delays in card orders from our largest U.S. or foreign government programs or if such programs were to be delayed, canceled, or not extended and not replaced by other card orders or other sources of income.

WE HAVE INCURRED NET LOSSES DURING THE PAST FOUR QUARTERS AND MAY NOT BE ABLE TO GENERATE SUFFICIENT NET REVENUE IN THE FUTURE TO ACHIEVE OR SUSTAIN PROFITABILITY.

As of December 31, 2003, we had an accumulated deficit of $17,881,000. Although we operated profitably for the previous five years (fiscal 1999 through fiscal 2003), we have incurred significant losses in the past, including in fiscal 1997 and 1998, and we incurred losses in the fourth quarter of fiscal 2003 and the first three quarters of fiscal 2004 due primarily to delays in orders for our cards supplemented in the third fiscal quarter of 2004 by the increase in the valuation allowance we recorded against our deferred tax assets. There can be no assurance that we will generate enough card revenues in the near term or ever to become profitable. We do not expect to achieve profitability for the entire fiscal year 2004 given the magnitude of losses we incurred in the third quarter due to the valuation allowance charge. Due to mark-to-market expenses associated with the warrants and options issued in our December, 2003, private placement and several one-time expenses during the fourth quarter, including due diligence and legal expenses associated with the Company’s planned acquisition of two German card companies (cards & more GmbH and Challenge Card Design Plastikkarten GmbH), costs of our nine-month audit, and amortization of tenant improvement expenses due to early termination of a lease, we would not anticipate being able to be profitable for the fourth quarter if our revenues approximated the $5.6 million of backlog we had at the start of the quarter. We are relying upon our optical memory card technology to generate future product revenues, earnings, and cash flows. If alternative technologies emerge or if we are otherwise unable to compete, we may not be able to achieve or sustain profitability on a quarterly or annual basis. Annual or quarterly losses would also occur if increases in product revenues or license revenues do not keep pace with increased marketing, research and engineering expenses and the depreciation and amortization associated with capital expenditures.

OUR PRODUCT REVENUES WILL NOT GROW IF WE DO NOT WIN NEW BUSINESS IN THE U.S. AND ABROAD.

Revenues during fiscal 2003 included sales of approximately $21.2 million of U.S. government Green Cards and Laser Visa BCCs. We anticipate that fiscal 2004 revenues will include sales of approximately $4.7 million of cards for these government programs, with annual sales in the near-term thereafter to approximate the current card personalization rate of the US government, which currently is approximately $9 million of cards per year. We believe that in order for card revenues during fiscal 2005 to return to their fiscal 2003 levels, we will need significant additional orders from new and existing programs. Optical memory card digital governance programs that are emerging programs or prospective applications in various countries include identification cards for Italy and Saudi Arabia; motor vehicle registration cards in India; and several new U.S. government ID card programs due to the increasing need for enhanced U.S. border security. In the United States, the U.S. VISIT program and TWIC program are possible market opportunities for secure identification using optical memory cards. From Italy, we received orders in July and December, 2003 valued at $2.4 million and $3.8 million, respectively, for the Carta d’Identica Elettronica, or CIE, card and we anticipate receiving orders for one of Italy’s new programs, the Permesso di Soggiorno Elettronico, or PSE, card. There is no assurance that the foregoing government programs will be continued or implemented as anticipated or that the U.S. government will select our cards for its new homeland security programs.

ONE OF OUR LARGER ULTIMATE CUSTOMERS, THE U.S. GOVERNMENT, HAS THE RIGHT TO DELAY ITS ORDERS OR COULD CHANGE ITS TECHNOLOGY DECISIONS, WHICH WOULD RESULT IN ORDER DELAYS OR LOSSES.

Under U.S. government procurement regulations, the government reserves certain rights, such as the right to withhold releases, to reduce the quantities released, extend delivery dates, reduce the rate at which cards are issued, and cancel all or part of its unfulfilled purchase orders. Our U.S. government card deliveries depend upon the issuance of corresponding order releases by the government to its prime contractor and, in turn, to us, and we believe that these orders will continue in accordance with our government subcontract. Losses would occur if either of our largest U.S. government programs were to be delayed, canceled, or not extended and not be replaced by other card orders or other sources of income, or if the government were to change its technology decisions, or if increases in product revenues or licenses do not keep pace with increased marketing, research and engineering, and depreciation on capital equipment. For example, the latest order of cards under our U.S. government subcontract, $2.6 million worth of LaserCards for the newly enhanced green cards, calls for deliveries from December 2003 through May 2004. As a result, we experienced a gap in production of several months, which significantly affected operating results for the first three quarters of fiscal 2004. The delay in the U.S. government’s order was the result of waiting for a change to the design of the U.S. government’s artwork that is included on the cards as a result of the formation of the Department of Homeland Security exacerbated by its desire to reduce its inventory levels. Any future excess inventory held by the U.S. government for example due to delayed funding or a slower than anticipated program rollout, or any future changes to the design of the cards may result in future gaps in orders or production which may negatively impact our operating results.

ONE VALUE ADDED RESELLER (“VAR”) IS THE CONTRACTOR FOR OUR U.S. AND CANADIAN GOVERNMENT CUSTOMERS AND HAVING TO REPLACE THAT VAR COULD INTERRUPT OUR GOVERNMENT BUSINESS. SHOULD OUR VAR’S U.S. GOVERNMENT CONTRACT NOT BE RENEWED, OUR REVENUES WOULD LIKEWISE DECLINE MATERIALLY.

One VAR, Information Spectrum, Inc., which is based in Virginia and is now a unit of Anteon International Corporation, is the government contractor for the United States Green Cards, BCCs, and Automated Manifest Cards, and the Canadian Permanent Resident Cards. However, since the ultimate customers are national governments, we are not dependent upon any one specific contractor for continued revenues from these programs. Although not anticipated, if Information Spectrum were to discontinue its participation as contractor, other qualified contractors could be utilized by those governments for purchasing our products, although the process of doing so could cause program delays.

U.S. government subcontract release orders for Department of Homeland Security Green Cards and Department of State, or DOS, Laser Visa border crossing cards, or BCCs, represented approximately 30% of our revenue during the nine months ended December 31, 2003, 82% of our revenues for fiscal year 2003, and 78% of our revenues for fiscal 2002. The percentage declined during the first nine months of fiscal 2004 as U.S. government orders decreased more than we had anticipated due to delays in the government approving artwork reflecting the advent of the Department of Homeland Security, and the U.S. government’s desire to reduce inventory levels, while at the same time orders of cards from foreign governments increased as planned over prior years’ levels. The U.S. government’s agreement with our VAR is a one-year agreement with four one-year renewal term options. The current renewal term expires on May 25, 2004, leaving one additional potential renewal term which, if exercised, would expire on May 25, 2005. There can be no assurance that the U.S. government will enter into a new contract with our VAR or renew its current contract to purchase our cards in which case one of our major sources of revenues would be eliminated.

SINCE THE SALES CYCLE FOR OUR PRODUCTS IS TYPICALLY LONG AND UNPREDICTABLE, WE HAVE DIFFICULTY PREDICTING FUTURE REVENUE GROWTH.

Initial product sales to VARs for their use or use by their ultimate customers are generally in small quantities, for evaluation purposes and trial programs. Obtaining substantial, follow-on orders from these customers usually involves a lengthy sales cycle, requiring marketing and technical time and expense with no guarantee that substantial orders will result. This long sales cycle results in uncertainties in predicting operating results, particularly on a quarterly basis. In addition, since our major marketing programs involve the U.S. government and various foreign governments and quasi-governmental organizations, additional uncertainties and extended sales cycles can result. Factors which increase the length of the sales cycle include government regulations, bidding procedures, budget cycles, and other government procurement procedures, as well as changes in governmental policy-making.

THE TIMING OF OUR REVENUES IS NOT UNDER OUR CONTROL AND CANNOT BE PREDICTED BECAUSE WE DO NOT RECOGNIZE REVENUE UNTIL CARDS ARE SHIPPED OUT OF A VAULT OR WE RECEIVE A FIXED SHIPMENT SCHEDULE FROM THE GOVERNMENT.

We recognize revenue from product sales when the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed or determinable; and

•	collectibility is reasonably assured.

Our U.S. government subcontract requires delivery of cards to a secure, government-funded vault built on our premises. Deliveries are made into the vault on a fixed schedule specified by the government or one of its specified agents. When the cards are delivered to the vault, all title and risks of ownership are transferred to the government. At the time of delivery, the prime contractor is invoiced, with payment due within thirty days. The contract does not provide for any return provisions other than for warranty. We recognize revenue when the cards are delivered into the vault because we have fulfilled our contractual obligations and the earnings process is complete. However, if we do not receive such a shipment schedule, revenue is not recognized until the cards are shipped from the vault. As a result, our revenues may fluctuate from period to period if we do not continue to obtain shipment schedules under this contract.

WE COULD EXPERIENCE EQUIPMENT, RAW MATERIAL, QUALITY CONTROL, OR OTHER PRODUCTION PROBLEMS UNDER VERY HIGH-VOLUME PRODUCTION.

There can be no assurance that we will be able to meet our projected card manufacturing capacity if and when customer orders reach higher levels. We have made and intend to continue to make significant capital expenditures to expand our card manufacturing capacity. However, since customer demand is difficult to predict, we may be unable to ramp up our production quickly enough to timely fill new customer orders. This could cause us to lose new business and possibly existing business. In addition, if we overestimate customer demand, we could incur significant costs from creating excess capacity. We may experience manufacturing and complications associated with increasing our manufacturing capacity of cards and drives, including the adequate production capacity for sheet-lamination process cards to meet order requirements and delivery schedules. We may also experience difficulties implementing new manufacturing processes or outsourcing some of our manufacturing. The addition of fixed overhead costs results in lower profit margins unless compensated for by increased product sales. When purchasing raw materials for our anticipated optical card demand, we take into consideration the order-to-delivery lead times of vendors and the economic purchase order quantity for such raw materials. If we over-estimate customer demand, excess raw material inventory can result.

IF WE ARE UNABLE TO BUY RAW MATERIALS IN SUFFICIENT QUANTITIES AND ON A TIMELY BASIS, WE WILL NOT BE ABLE TO DELIVER PRODUCTS TO CUSTOMERS ON TIME. AS A RESULT, WE COULD LOSE CUSTOMERS, AND REVENUES COULD DECLINE.

We depend on sole source and limited source suppliers for optical card raw materials. Such materials include plastic films used in optical memory card production, which are available from one supplier in the U.S. and from multiple foreign suppliers. Processing chemicals, inks, and bonding adhesives are obtained from various U.S. and foreign suppliers. Certain photographic films are commercially available solely from Eastman Kodak Company, of the United States. No assurance can be given that Kodak will continue to supply such photographic films on a satisfactory basis and in sufficient quantities, especially in light of its recent announcement that it is reducing its emphasis on emulsion-based films. If Kodak were to discontinue manufacturing the film from which the Drexon optical stripe is made, we would endeavor to establish an alternate supplier for such film, although the purchase price could increase and reliability and quality could decrease from a new supplier. Considering that the U.S. government is a major end-user of our optical memory cards, we anticipate that an alternate supplier could be established and qualified; however, no assurance can be given that there will be adequate demand to attract a second source. In addition, an alternate supplier could encounter technical issues in producing the film as there may be know-how and manufacturing expertise which Kodak has developed over the years which an alternate supplier may have difficulty to replicate. We have pre-purchased a long-term supply of the film used to produce mastering loops for prerecording cards. With regard to the film from which the Drexon optical stripe is made, we currently have an order which Kodak has accepted with deliveries scheduled through September, 2004. If Kodak announced that it was no longer going to sell film, we would request that Kodak provide us with a last-buy opportunity which we would plan to take maximum advantage of, although no assurance can be given that Kodak would provide us with such an opportunity. We have film on hand plus on order that we believe would provide us with an adequate supply to meet anticipated demand until we could locate and begin volume purchases from a second source.

AN INTERRUPTION IN THE SUPPLY OF READ/WRITE DRIVE PARTS OR DIFFICULTIES ENCOUNTERED IN READ/WRITE DRIVE ASSEMBLY COULD CAUSE A DELAY IN DELIVERIES OF DRIVES AND OPTICAL MEMORY CARDS AND A POSSIBLE LOSS OF SALES, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

Several major components of our read/write drives are designed specifically for our read/write drive. For example, the optical recording head for the current drive is a part obtained from one supplier; and at current production volumes, it is not economical to have more than one supplier for this custom component. The ability to produce read/write drives in high-volume production, if required, will be dependent upon maintaining or developing sources of supply of components that meet our requirements for high volume, quality, and cost. In addition, we could encounter quality control or other production problems at high-volume production of read/write drives. We are also investing in research and engineering in an effort to develop new drive products.

IF WE ARE UNABLE TO DEVELOP UPGRADED READ/WRITE DRIVES THAT COST LESS TO MANUFACTURE AND ALSO A READ-ONLY DRIVE, WE COULD LOSE POTENTIAL NEW BUSINESS.

Prior to fiscal 2002, we had been selling read/write drives for less than three thousand dollars per unit in quantities of six or more, and these units generally include our interface software/device drivers. In fiscal 2002, we reduced the selling price by 20% for these read/write drives for typical purchase quantities in an effort to develop a broader market and customer base for LaserCard optical memory cards. Since fiscal 2002, there has not been a further reduced selling price for these read/write drives, however, in fiscal 2004, we introduced a new read/write drive that has a lower selling price. We believe the price of our drives is competitive in applications requiring a large number of cards per each drive, because the relatively low cost for our cards offsets the high cost per drive when compared with our major competition, IC card systems. In addition, we have undertaken a product development program for a hand-held read-only drive, which we believe would increase our prospects for winning future business. However, there can be no assurance that our development program will be successful, that production of any new design will occur in the near term, or that significantly lower manufacturing costs or increased sales will result.

IF WE ARE UNABLE TO ADAPT TO TECHNOLOGICAL CHANGES IN THE DATA CARD INDUSTRY AND IN THE INFORMATION TECHNOLOGY INDUSTRY GENERALLY, WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE FOR FUTURE BUSINESS.

The information technology industry is characterized by rapidly changing technology and continuing product evolution. The future success and growth of our business will require the ability to maintain and enhance the technological capabilities of the LaserCard product line. There can be no assurance that the products currently sold or under development will remain competitive or provide sustained revenue growth.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, COMPETITORS MAY BE ABLE TO USE OUR TECHNOLOGIES, WHICH COULD WEAKEN OUR COMPETITIVE POSITION, REDUCE REVENUES, OR INCREASE COSTS.

We use a combination of patent, trademark, and trade secret laws, confidentiality procedures, and licensing arrangements to establish and protect our proprietary rights. Our existing and future patents may not be sufficiently broad to protect our proprietary technologies. Despite our efforts to protect proprietary rights, we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect proprietary rights as fully as U.S. law. Any patents we may obtain may not be adequate to protect our proprietary rights. Our competitors may independently develop similar technology, duplicate our products, or design around any of our issued patents or other intellectual property rights. Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and may not ultimately be successful. We cannot predict whether the expiration or invalidation of our patents would result in the introduction of competitive products that would affect our future revenues adversely. However, since our technology is now in the commercial stage, our know-how and experience in volume card production, system development and software capabilities, brand-name recognition within our card markets, and dominant-supplier status for optical memory cards are of far greater importance than our patents. At this time, we believe that our existing patent portfolio is helpful but is no longer essential for maintaining the LaserCard’s market position.

THE MARKETS FOR OUR PRODUCTS ARE COMPETITIVE, AND IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, REVENUES COULD DECLINE OR FAIL TO GROW.

Our optical memory cards may compete with optical memory cards that can be manufactured and sold by two of our licensees (although neither is currently doing so) and with other types of portable data storage cards and technologies used for the storage and transfer of digital information. These may include integrated circuit/chip cards; 2-dimensional bar code cards and symbology cards; magnetic-stripe cards; thick, rigid CD-read only cards or recordable cards; PC cards; radio frequency, or RF, chip cards; and small, digital devices such as data-storage keys, tokens, finger rings, and small cards and tags. The financial and marketing resources of some of the competing companies are greater than our resources. Competitive product factors include system/card portability, interoperability, price-performance ratio of cards and associated equipment, durability, environmental tolerance, and card security. Although we believe our cards offer key technological and security advantages for certain applications, the current price of optical card read/write drives is a competitive disadvantage in some of our targeted markets. However, we believe the price of our drives is competitive in applications requiring a large number of cards per each drive, because the relatively low cost for our cards offsets the high cost per drive when compared with our major competition, IC card systems. In countries where the telecommunications infrastructure is extensive and low cost, centralized databases and wide-area networks may limit the penetration of optical memory cards. These trends toward Internet, intranet, and remote wireless networks will in some cases preclude potential applications for our cards.

THE PRICE OF OUR COMMON STOCK IS SUBJECT TO SIGNIFICANT VOLATILITY.

The price of our common stock is subject to significant volatility, which may be due to fluctuations in revenues, earnings, liquidity, press coverage, financial market interest, low trading volume, and stock market conditions, as well as changes in technology and customer demand and preferences. As a result, our stock price might be low at the time a stockholder wants to sell the stock. Also, since we have a relatively low number of shares outstanding, approximately 11 million shares, there will be more volatility in our stock if one or two major holders, for example, large institutional holders, attempt to sell a large number of shares in the open market. There also is a large short position in our stock, which can create volatility when borrowed shares are sold short and later if shares are purchased to cover the short position. Furthermore, our trading volume is often small, meaning that a few trades may have disproportionate influence on our stock price. In addition, someone seeking to liquidate a sizeable position in our stock may have difficulty doing so except over an extended period or privately at a discount. Thus, if one or more of the selling stockholders were to sell or attempt to sell a large number of its shares within a short period of time, such sale or attempt could cause our stock price to decline. There can be no guarantee that the selling stockholders will be able to sell the shares that they acquired at a price per share equal to the price they paid for the stock.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH CHANGES IN FOREIGN CURRENCY EXCHANGE RATES.

Most of the manufacturing process of the Lasercard products that we sell in Italy takes place in Europe. The prices charges to us by the European manufacturer for products are denominated in euros, the currency used in much of Europe. However, when we sell our finished products to the Italian government, the prices that we charge are denominated in United States dollars. Accordingly, we are subject to exposure if the exchange rate for euros increases in relation to the exchange rate for Unites States dollars. As of December 31, 2003, we had not entered into a forward exchange contract to hedge against or potentially minimize the foreign currency exchange risk.

WE ARE PURSUING STRATEGIC ACQUISITIONS AND COULD FAIL TO SUCCESSFULLY COMPLETE THE ACQUISITIONS OR TO INTEGRATE THE ACQUIRED BUSINESSES.

We recently announced the execution of a letter of intent to acquire the assets of two card companies located in Germany. At this time, we are conducting due diligence on these companies. During this process, we may decide not to complete the transactions. Even if we decide to acquire these assets, we may not be able to successfully negotiate an asset purchase agreement or to close the transactions in which case we may not obtain some of the hoped-for benefits of this acquisition, such as expanded manufacturing capacity and establishment of a significant European presence. Additionally, we may evaluate acquisition opportunities in the future that could provide additional product or services offerings or technologies. Any proposed or future acquisition could result in difficulties assimilating acquired operations and products, diversion of capital and management’s attention away from other business issues and opportunities and may result in an expense if goodwill is impaired or other intangible assets acquired are subsequently determined to be impaired. Integration of acquired companies may result in problems related to integration of technology and management. We could fail to integrate the operations, personnel or products that we may acquire in the future. If we fail to successfully integrate acquisitions or achieve any anticipated benefits of an acquisition, our operations and business could be harmed.

WE MAY NOT BE ABLE TO ATTRACT, RETAIN OR INTEGRATE KEY PERSONNEL, WHICH MAY PREVENT US FROM SUCCEEDING.

We may not be able to retain our key personnel or attract other qualified personnel in the future. Our success will depend upon the continued service of key management personnel. The loss of services of any of the key members of our management team, including either of our co-chief executive officers or our vice president of finance and treasurer, or our failure to attract and retain other key personnel could disrupt operations and have a negative effect on employee productivity and morale, decreasing production and harming our financial results. In addition, the competition to attract, retain and motivate qualified personnel is intense.

OUR FACILITIES ARE LOCATED IN AN EARTHQUAKE ZONE AND THESE OPERATIONS COULD BE INTERRUPTED IN THE EVENT OF AN EARTHQUAKE, FIRE, OR OTHER DISASTER.

Our corporate headquarters, card manufacturing and drive assembly operations, administrative, and product development activities are located near major earthquake fault lines. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and/or loss of life, all of which could materially adversely affect us. Likewise, fires, floods, or other events could similarly disrupt our operations and interrupt our business.

ACTS OF TERRORISM OR WAR MAY ADVERSELY AFFECT OUR BUSINESS.

Acts of terrorism, acts of war, and other events may cause damage or disruption to our properties, business, employees, suppliers, distributors, resellers, and customers, which could have an adverse effect on our business, financial condition, and operating results. Such events may also result in an economic slowdown in the United States or elsewhere, which could adversely affect our business, financial condition, and operating results.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects”, “anticipates”, “estimates”, “believes”, “plans”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These are statements that relate to future periods and include statements as to our profitability, our revenues and sources of revenues, our capital expenditures and investments, anticipated orders from our U.S. government subcontract; the demand for our cards and read/write drives under the Italian government’s card programs; our objectives in our efforts to sell read/write drives; the need for, expected success of, and potential benefits from our research and engineering efforts; the effect of the introduction of new drives; our expectations regarding the market for read/write drives and read/write drive prices; our belief that we have an adequate inventory of read/write drives and components; the adequacy of card raw material inventory on hand to meet future demand; our belief that Kodak will continue to supply sufficient photographic film and that an alternate supplier could be established if needed; our ability to expand production capacity; and our expectations as to continued, or expanded, or potential U.S. government or other governmental card programs. Factors that could cause actual results to differ materially from those predicted, include but are not limited to, customer concentration and reliance on continued U.S. government business; the possibility that the U.S. government will not field optical card-based biometric verification systems on the southern U.S. border and at certain U.S. airports; lengthy sales cycles; changes in and reliance on government policy-making; the risks associated with doing business in and with foreign countries, the impact of litigation or governmental or regulatory proceedings; our ability or our customers’ ability to initiate and develop new programs utilizing our card products; our reliance on VARs, licensees, or other third parties to generate sales, perform customer system integration, develop application software, or integrate optical card systems with other technologies; risks and difficulties associated with development, manufacture, and deployment of optical cards, drives, and systems; potential manufacturing difficulties and complications associated with increasing manufacturing capacity of cards and drives and outsourcing manufacturing; ability to produce and sell read/write drives in volume; reliance on single-source and limited-source suppliers for certain components and raw materials; the unpredictability of customer demand for products and customer issuance and release of corresponding orders; government rights to withhold order releases, reduce the quantities released, and extend shipment dates; whether we receive a fixed schedule, notification, or plan for shipments out of the government-funded vault located on our premises, enabling us to recognize revenues on cards delivered to the vault instead of when cards later are shipped from the vault; the U.S. government’s rights to modify or withdraw its reader/writer equipment Presolicitation Notice or to award any resulting contract, reduce the quantities released, and extend delivery dates; the impact of technological advances, general economic trends, and competitive products; as well as the risks set forth above under the caption “Risk Factors.” These forward-looking statements speak only as of the date of this prospectus. Except for our obligations under the federal securities laws, we expressly disclaim any obligation or undertaking to update or revise, or release publicly any updates or revisions to, any forward-looking statements contained in this prospectus, whether based upon intervening circumstances, events, changes in our knowledge, or otherwise.

PROCEEDS FROM THE OFFERING

We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See “Selling Stockholders” and “Plan of Distribution.”

However, as described below under “Selling Stockholders,” 296,349 of the shares covered by this prospectus are not currently outstanding, but rather are issuable only upon exercise of warrants or options held by the selling stockholders. These warrants and options are exercisable in whole or in part for cash only at exercise prices of $17.26 and $16.51 per share, respectively, unless either we agree to permit cashless exercise or if after one year from the closing date, this registration statement is not effective for sixty days during any twelve month period. Therefore, before any of these shares could be re-sold by the selling stockholders, the selling stockholders would first have to exercise the corresponding warrants or options, which, being exercisable for cash only, except as described above, would result in the Company receiving proceeds of $17.26 or $16.51 per share, or proceeds of approximately five million dollars if all warrants and options were to be exercised.

SELLING STOCKHOLDERS

In December 2003, we entered into a stock and warrant purchase agreement with the selling stockholders pursuant to which we (1) sold 791,172 shares of common stock at $12.76 per share, (2) granted warrants to purchase 158,233 shares of our common stock with an exercise price of $17.26 per share which may be exercised for five years from the date of closing and (3) granted options to purchase 122,292 shares of our common stock at $16.51 which are exercisable for nine months from the date of closing. The $12.76 price per share for shares sold in the private placement represented a 13.5% discount versus our closing trading price of $14.75 per share on December 22, 2003, which was the day when the pricing of the offering was determined by negotiation between us and an outside lead investor. Such shares and the shares issuable upon exercise of the options and warrants are included among the shares whose resale is covered by this prospectus. In December 2003, we also granted a warrant to purchase an aggregate of 15,824 shares which are exercisable for five years at an exercise price of $17.26 per share to our placement agent for the stock and warrant financing. The common shares issuable upon exercise of this warrant are also included among the shares whose resale is covered by this registration statement and prospectus. Under the stock and warrant purchase agreement, and our engagement letter with the placement agent, we agreed to register all of these shares under the Securities Act for resale to the public and, subject to the terms of such agreements and engagement letter, to cause this registration statement to which this prospectus relates to be kept effective until the earlier of (1) such time as all the shares offered by this prospectus have been sold; or (2) until such time as all of the shares may be sold pursuant to Rule 144(k) of the Securities Act.

The following table sets forth information as of December 31, 2003 regarding the beneficial ownership of common stock by each of the selling stockholders and the shares being offered by the selling stockholders. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders or agents of the selling stockholders. Information with respect to “Shares Beneficially Owned After the Offering” assumes the sale of all of the shares offered by this prospectus and no other purchases or sales of common stock. All of the options and warrants issued to the investors and the placement agent are immediately exercisable. The “Number of Shares Being Offered” in the following table includes shares subject to options and warrants acquired by the selling stockholders in December 2003 as well as the warrant issued to our placement agent.

	Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered	Shares Beneficially Owned After Offering(1)
Selling Stockholders	Number	Percent(2)		Number	Percent(2)
Deephaven Small Cap Growth Fund LLC(3)	212,316	1.9%	212,316	—	*
Elliott Associates, L.P.(4)	54,183	*	54,183	—	*
Elliott International, L.P.(5)	81,274	*	81,274	—	*
Magellan International Limited(6)	79,619	*	79,619	—	*
Yokim Asset Management(7)	10,615	*	10,615	—	*
SF Capital Partners Ltd. (8)	212,316	1.9	212,316	—	*
Truk Opportunity Fund, LLC(9)	55,112	*	55,112	—	*
SRG Capital(10)	26,558	*	26,558	—	*
Colbart Birnet L.P.(11)	15,924	*	15,924	—	*
OTAPE Investments(12)	10,615	*	10,615	—	*
Spectra Capital Management, LLC(13)	31,847	*	31,847	—	*
Vertical Ventures Investments, LLC(14)	132,698	1.2	132,698	—	*
West End Convertible Fund L.P.(15)	10,615	*	10,615	—	*
RHP Master Fund, Ltd.(16)	31,847	*	31,847	—	*
Jon D. Gruber & Linda W. Gruber(17)	270,856	2.4	18,578	252,278	2.2%
Gruber & McBaine International(18)	33,078	*	18,578	14,500	*
Lagunitas Partners L.P.(18)	103,502	*	69,002	34,500	*
Morgan Keegan & Company, Inc.(19)	15,824	*	15,824	—	*

TOTAL	1,388,799		1,087,521	301,278

*	Less than 1%.
(1)	Information with respect to beneficial ownership is based upon information obtained from the selling stockholders or agents of the selling stockholders and from our transfer agent. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Shares of our common stock receivable upon exercise of options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2003 are deemed to be outstanding and to be beneficially owned by the person presently entitled to exercise the right of conversion or exercise for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Based on 11,368,777 shares of our common stock being outstanding both prior to and after the offering, which number includes the 791,172 shares of our common stock sold in the private placement which had closings on December 24, 26, 29, 30 and 31, 2003, but does not include the 280,525 shares issuable upon exercise of options or warrants that are exercisable within sixty (60) days of December 31, 2003 granted to the investors in the private placement or the warrant for 15,824 shares granted to the placement agent in connection with the private placement which is also immediately exercisable.
(3)	The “Number of Shares Being Offered” in the table for Deephaven Small Cap Growth Fund LLC includes 55,576 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Deephaven Small Cap Growth Fund LLC is a private investment fund that is owned by all of its investors and managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC, of which Mr. Colin Smith is the chief executive officer, has voting and investment control over the shares that are owned by Deephaven Small Cap Growth Fund LLC. Deephaven Small Cap Growth Fund LLC is not a broker-dealer, but it is an indirect subsidiary of Knight Trading Group, Inc., which is affiliated with one or more broker-dealers.
(4)	The “Number of Shares Being Offered” in the table for Elliott Associates, L.P. includes 14,183 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Brett Cohen exercises sole voting and dispositive power over all of the shares beneficially owned by Elliott Associates, L.P.
(5)	The “Number of Shares Being Offered” in the table for Elliott International, L.P. includes 21,274 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Brett Cohen exercises sole voting and dispositive power over all of the shares beneficially owned by Elliott International, L.P.
(6)	The “Number of Shares Being Offered” in the table for Magellan International Limited includes 20,841 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Michael Rudolph exercises sole voting and dispositive power over all of the shares beneficially owned by Magellan International Limited.
(7)	The “Number of Shares Being Offered” in the table for Yokim Asset Management includes 2,778 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Michael Marechal exercises sole voting and dispositive power over all of the shares beneficially owned by Yokim Asset Management.
(8)	The “Number of Shares Being Offered” in the table for SF Capital Partners Ltd. includes 55,576 shares subject to options and warrants exercisable within sixty (60) days of December 31. 2003. Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company (“Staro”) which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the shares owned by SF Capital Partners Ltd.
(9)	The “Number of Shares Being Offered” in the table for Truk Opportunity Fund, LLC includes 14,426 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the managing member of Truk Opportunity Fund, LLC, exercise investment and voting control over the shares. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the common stock owned by this selling stockholder.

(10)	The “Number of Shares Being Offered” in the table for SRG Capital Partners Ltd. includes 6,952 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Sander Gerber exercises sole voting and dispositive power over all of the shares beneficially owned by SRG Capital Partners Ltd.
(11)	The “Number of Shares Being Offered” in the table for Colbart Birnet L.P. includes 4,168 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Ezra Birnbaum exercises sole voting and dispositive power over all of the shares beneficially owned by Colbart Birnet L.P.
(12)	The “Number of Shares Being Offered” in the table for OTAPE Investments includes 2,778 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Ira Leventhal, a United States citizen, may be deemed to have voting and dispositive power with regard to securities owned by OTAPE Investments LLC.
(13)	The “Number of Shares Being Offered” in the table for Spectra Capital Management, LLC includes 8,336 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Greg Porges exercises sole voting and dispositive power over all of the shares beneficially owned by Spectra Capital Management LLC.
(14)	The “Number of Shares Being Offered” in the table for Vertical Ventures Investments, LLC includes 34,735 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Josh Silverman exercises sole voting and dispositive power over all of the shares beneficially owned by Vertical Ventures Investments, LLC.
(15)	The “Number of Shares Being Offered” in the table for West End Convertible Fund includes 2,778 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. Danny Saks exercises sole voting and dispositive power over all of the shares beneficially owned by West End Convertible Fund L.P.
(16)	The “Number of Shares Being Offered” in the table for RHP Master Fund, Ltd. includes 8,336 shares subject to options and warrants exercisable within sixty (60) days of December 31, 2003. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management, L.P.directs the voting and disposition of shares owned by RHP Master Fund, Ltd. Messrs. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all of the interests in RHP General Partner, LLC. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s Common Stock owned by the RHP Master Fund, Ltd.
(17)	The “Number of Shares Being Offered” in the table for Jon D. Gruber & Linda W. Gruber (the Grubers) includes 27,788 shares subject to options and warrants exercisable by the Grubers, Lagunitas Partners, L.P. and Gruber & McBaine International within sixty (60) days of December 31, 2003 as well as the shares owned by Lagunitas Partners, L.P. and Gruber & McBaine International, since Jon D. Gruber is a controlling member of Gruber & McBaine Capital Management (“GMCM”), which is the general partner of Lagunitas Partners, L.P. and the attorney in fact of Gruber & McBaine International. The “Number of Shares Being Offered” also includes 5,500 shares owned by members of the Gruber Family and an additional 89,298 shares held in open market managed accounts. GMCM and Mr. Gruber have both disclaimed beneficial ownership as to the 136,580 shares of our stock owned by such entities, including shares subject to warrants and options exercisable within sixty (60) days of December 31, 2003, except to the extent of Mr. Gruber’s pecuniary interest.
(18)	Gruber & McBaine Capital Management (“GMCM”) is the general partner of Lagunitas Partners, L.P. and the attorney in fact of Gruber & McBaine International, and Jon D. Gruber is a controlling member and a manager of GMCM. GMCM and Mr. Gruber have both disclaimed beneficial ownership as to the 136,580 shares of our stock beneficially owned by such entities, except to the extent of its or his pecuniary interest. The “Number of Shares Being Offered” in the table for Lagunitas Partners, L.P. includes 18,062 shares subject to warrants and options exercisable within sixty (60) days of December 31, 2003. The “Number of

Shares Being Offered” in the table for Gruber & McBaine International includes 4,863 shares subject to warrants and options exercisable within sixty (60) days of December 31, 2003.
(19)	The “Number of Shares Being Offered” in the table for Morgan Keegan & Company, Inc. includes 15,824 shares subject to a warrant that is exercisable within sixty (60) days of December 31, 2003.

Because a selling stockholder may offer by this prospectus all or some part of the common stock which he, she, or it holds, no estimate can be given as of the date hereof as to the amount of common stock actually to be offered for sale by a selling stockholder or as to the amount of common stock that will be held by a selling stockholder upon the termination of such offering.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of Drexler in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions in which the broker solicits purchasers;

•	in connection with short sales, in which the shares are redelivered to close out short positions;

•	in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	privately negotiated transactions; or

•	in a combination of any of the above methods.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

The shares to be sold in this offering have been listed on the Nasdaq National Market, subject to official notice of issuance.

We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the stock and warrant purchase agreement and the placement agents’ engagement letter, or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related stock and warrant purchase agreement and the placement agent’s engagement letter, or we will be entitled to contribution.

Once sold under the registration statement to which this prospectus relates, the shares of common stock will be freely tradable in the hands of persons other than our affiliates. We do not know whether any selling stockholder will sell any or all of the shares of common stock offered by this prospectus.

We have agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

LEGAL MATTERS

Selected legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for Drexler by Pillsbury Winthrop LLP, Palo Alto, California. Jerald E. Rosenblum, who is Secretary of Drexler and of counsel to Pillsbury Winthrop LLP, counsel to Drexler, owns 9,643 shares of common stock of the Registrant.

EXPERTS

The consolidated financial statements of Drexler Technology Corporation as of December 31, 2003 and for the nine month period then ended, have been incorporated by reference herein, and in the registration statement, in reliance on the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

The financial statements as of March 31, 2003 and for the two years then ended incorporated in this prospectus by reference to Drexler Technology Corporation’s Current Report on Form 8-K dated March 16, 2004 and the financial statement schedule as of March 31, 2003 and 2002 and for those same periods incorporated in this prospectus by reference to the Annual Report on Form 10-K of Drexler Technology Corporation for the year ended March 31, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Drexler Technology Corporation as of and for the year ended March 31, 2001 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated May 13, 2002. Arthur Andersen LLP has not consented to the incorporation by reference of their report on the financial statements of Drexler Technology Corporation in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet website at http://www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to Drexler and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K, as amended, for the year ended March 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended June 30, September 30, and December 31, 2003;

•	our current reports on Form 8-K filed with the Commission on August 29, September 5, October 22, and December 31, 2003 and January 23 and March 17, 2004; and

•	the description of our Common Stock contained in our General Form for Registration of Securities on Form 10 filed on June 27, 1972 for such common stock filed under Section 12 of the Exchange Act.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses and number:

Investor Relations

Drexler Technology Corporation

1077 Independence Avenue

Mountain View, California 94043-1601

(650) 969-7277

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Drexler common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the SEC registration fee.

Amount
Registration fee	$1,410
Accounting fees and expenses	$100,000
Legal fees and expenses	$100,000
Miscellaneous fees and expenses	$3,590

Total	$205,000

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article TENTH of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.1.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000) and Article 8 of the Registrant’s Amended and Restated By-Laws (Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended March 31, 2002) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16.	Exhibits

Exhibit Number	Description of Document

5.1	Opinion of Pillsbury Winthrop LLP

23.1	Consent of KPMG LLP, Independent Auditors

23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.3	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1)

24.1	Power of Attorney (contained on page II-3)

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on March 16, 2004.

Drexler Technology Corporation

By:	/s/ Christopher J. Dyball	By:	/s/ Richard M. Haddock

	Christopher J. Dyball, Co-Chief Executive Officer		Richard M. Haddock, Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Christopher J. Dyball Christopher J. Dyball	Co-Chief Executive Officer and Director (Co-Principal Executive Officer)	March 16, 2004

/s/ Richard M. Haddock Richard M. Haddock	Co-Chief Executive Officer and Director (Co-Principal Executive Officer)	March 16, 2004

/s/ Steven G. Larson Steven G. Larson	Vice President of Finance and Treasurer (Principal Financial and Accounting Officer)	March 16, 2004

/s/ Jerome Drexler* Jerome Drexler	Chairman of the Board of Directors and Director	March 16, 2004

/s/ Arthur H. Hausman* Arthur H. Hausman	Director	March 16, 2004

/s/ Dan Maydan* Dan Maydan	Director	March 16, 2004

/s/ William E. McKenna* William F. McKenna	Director	March 16, 2004

/s/ Walter F. Walker* Walter F. Walker	Director	March 16, 2004

* By Richard M. Haddock, attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
5.1	Opinion of Pillsbury Winthrop LLP
23.1	Consent of KPMG LLP, Independent Auditors
23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.3	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1)
24.1	Power of Attorney *

*	Previously filed